S 18000740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthios Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5250 Old Orchard, Suite 300
(No. and Street)

Skokie (City) IL (State) 60077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Gibson, Controller 847-849-1787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ORBA
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Drive (Address) Chicago (City) IL (State) 60611 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 / 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Gibson and David Loucks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthios Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN DILLON
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
February 21, 2021

Notary Public

Sign Here

Signature

Controller

Title

CEO and President

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

healthios

HEALTHIOS CAPITAL MARKETS LLC
5250 Old Orchard Road
Skokie, Illinois 60062
847 400 5001 p

February 28, 2018

Healthios Capital Markets, LLC
Exemption Report

Healthios Capital Markets, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2017.

Healthios Capital Markets, LLC has met the identified exemption provisions throughout the fiscal year ended December 31, 2017 without exception.

Healthios Capital Markets, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ______________________ Date: 2/28/2018

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Member
Healthios Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Healthios Capital Markets, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, and the computation for determination of the reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

We have served as Healthios Capital Markets, LLC's auditor since 2012.

Chicago, IL
February 28, 2018

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31,	2017
ASSETS	
Current assets:	
Cash and cash equivalents	$ 58,986
Accounts receivable	421,949
Due from affiliates	227,597
Security deposit	10,577
Other assets	246
Total assets	$ 719,355
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 48,390
Total liabilities	48,390
Member's capital	670,965
Total liabilities and member's capital	$ 719,355

See notes to financial statements

1. Organization and summary of significant accounting policies

Operations:

Healthios Capital Markets, LLC (the Company) was organized on July 27, 2001 and commenced operations on November 1, 2001. The Company is a limited liability company and the liability of the member is limited to its capital account balance in the company. The Company, headquartered in Skokie, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934, and a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition and capital raising advisory services. The Company serves predominantly healthcare companies in the United States and Europe, however can also serve non-healthcare companies.

The Company is wholly-owned by Healthios Holdings, LLC (the Parent), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2017, the Company did not have cash and cash equivalents in excess of federally-insured limits. Management believes that the Company is not exposed to any significant risk on cash and cash equivalents.

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year and are deemed fully collectible by management. The Company periodically reviews and reserves for specific receivables that are deemed to be uncollectible.

1. Organization and summary of significant accounting policies (continued)

Property and equipment and related depreciation:

Property and equipment were fully depreciated and disposed of by year end. The company did not renew a long-term lease at its Northbrook location. As a result, the company depreciated the remaining balance left on leasehold improvement assets.

Revenue recognition:

The Company earns fees exclusively from client engagements related to mergers and acquisitions and capital raising. Such fees typically take the form of (1) retainers, (2) success fees upon successful capital raise, M&A or partnering event (3) advisory fees and are recognized under the completed contract method, when the collection and amount of fees are assured.

Fees can also be earned from (4) "Earn Outs" and (5) stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes Success Fee Cash revenue, which is at the point in time an exercise event occurs. Expenses are recognized when incurred.

Income taxes:

The Company is treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

2. Commitments

The Company had a lease for office space through June 30, 2017. The lease required the Company to pay its prorated share of real estate taxes, insurance and maintenance expenses related to the building. The lease was terminated June 30, 2017 and was not renewed.

The company has an agreement in place to utilize short-term office space in Skokie, IL. The agreement is from August 1, 2017 to January 31, 2018, and renewed at another 6-month interval through July 31, 2018.

The Company leases a corporate apartment. The lease requires the Company to pay for its share of the utilities. The lease agreement ends March 31, 2018.

Future minimum rental payments under these agreements total $38,079 for the year ended December 31, 2018. Total rent expense for the year ended December 31, 2017 is $162,179.

3. Capital lease payable

The Company entered into a capital lease for office equipment costing $29,012, which was fully amortized as of December 31, 2017. Amortization expense totaling $5,643 has been reflected in the financial statements under depreciation expense. The lease expired in October 2017.

4. Related party transactions

Due from affiliates represents amounts owed to the Company by Healthios, Inc., Capbridge Pte. Ltd., related parties under common control, and Healthios Holdings, LLC, the sole member of the Company.

The Company loaned Healthios, Inc. $4,700 and Capbridge Pte. Ltd. $126,901 for operating expenses. The Company also loaned Healthios Holdings, LLC $95,996, which was then loaned to Capbridge Pte. Ltd.

Included in professional fees are amounts paid to Healthios Thailand, a related party under common control. Total fees paid to Healthios Thailand for the year ended December 31, 2017 were $358,224.

The Company has a co-referral agreement in place with Capbridge Pte. Ltd. through which commission of 50% of any success fees resulting from a referral between the companies is paid. Included in professional fees are $496,250 in commission paid by the Company to Capbridge Pte. Ltd. for the year ended December 31, 2017.

During the year ended December 31, 2017, the Company also received reimbursements totaling $104,510 from Capbridge Pte. Ltd. for certain operating expenses associated with developing a transaction management software system for Capbridge. These reimbursements are reflected as a reduction of expenses reported in computer expense, employee compensation, professional fees and telephone and data services.

At December 31, 2017, the Company has a liability due to a family member of one of Healthios Holdings, LLC's members in the amount of $5,251 for reimbursement payroll costs, which is included in accounts payable and accrued expenses.

5. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2017, the Company had net capital of $10,596, which was $5,596 in excess of the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.57:1 at December 31, 2017. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

6. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2017, the financial statement date, through February 28, 2018, the date the financial statements were available to be issued.

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31		2017
Net capital:		
Member's capital	$	670,965
Non-allowable assets:		
Accounts receivable		421,949
Other assets		238,420
Net capital		10,596
Net capital requirement		5,000
Excess net capital	$	5,596
Ratio of aggregate indebtedness to net capital		4.57:1
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	48,390

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2017 unaudited FOCUS Part II Report.

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2017

Healthios Capital Markets, LLC does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Member
Healthios Capital Markets, LLC

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Healthios Capital Markets, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
February 28, 2018

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

Member
Healthios Capital Markets, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Healthios Capital Markets, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, IL
February 28, 2018